Exhibit 99.1

TDCX reports strong increase in Q2 2022 earnings

year-on-year through focus on quality growth;

reiterates 2022 guidance

Singapore, August 24, 2022 – TDCX Inc. (NYSE: TDCX) (“TDCX” or the “Company”), an award-winning digital customer experience (CX) solutions provider for technology and blue-chip companies, today announced its unaudited financial results for the second quarter ended June 30, 2022.

Second Quarter 2022 Financial Highlights

•	Total Revenue of US$116.6 million, up 23.3% year-on-year

•	Profit for the period was US$19.3 million, up 19.6% year-on-year

•	Adjusted Net Income[4] of US$21.8 million, up 35.5% year-on-year

•	Adjusted EBITDA[1,3] of US$36.1 million, up 23.0% year-on-year

•	Q2 2022 Adjusted EBITDA margin[1,3] of 31.0%, compared with 31.1% for Q2 2021

•	Year-to-date Net Cash from Operating Activities of US$76.1 million, up 98.0% year-on-year

Mr. Laurent Junique, Chief Executive Officer and Founder of TDCX, said, “Southeast Asia’s fundamentals remain attractive to companies seeking long term growth. Given our established network, local market expertise and robust talent pool, we continue to attract and to support clients in realizing their growth ambitions in this region.

“We continue to see our business development efforts take flight, adding 25 new logos since the start of the year. Among our new clients are two Southeast Asian market leaders, specifically a leading regional airline and one of the region’s largest integrated car e-commerce platforms. Such logo wins reflect our strengths in this region and our deep sector expertise.”

(US$ million, except for %)[2]	Q2 2021	Q2 2022	% Change
Revenue	94.5	116.6	+23.3%
Profit for the period	16.1	19.3	+19.6%
Adjusted Net Income[4]	16.1	21.8	+35.5%
Adjusted EBITDA[1,3]	29.3	36.1	+23.0%
Adjusted EBITDA Margins1,3 (%)	31.1%	31.0%

Business Highlights

Strong Client Additions

•	Signed up 25 new logos since the start of the year, more than triple the 8 logos in H1 2021

•	New logo wins in Q2 2022 include a leading regional airline, as well as one of Southeast Asia’s largest integrated car e-commerce platforms

•	60 clients with campaigns that have been launched as of June 30, 2022, a 40% increase as compared with 43 launched clients as of June 30, 2021

•	Revenue contribution from new economy[5] clients stood at 93% for H1 2022

Full Year 2022 Outlook Reiterated

For the full year 2022, TDCX expects its financial results to be:

2022 Outlook
Revenue (in millions)	S$650m to S$675m6 (unchanged)
Revenue growth (YoY)	Range: 17.1% to 21.6% (unchanged)
Adjusted EBITDA margin[1,3]	Approximately 30.0% to 32.0% (unchanged)

[1]

Adjusted EBITDA or Adjusted EBITDA margins are supplemental non-IFRS financial measures and should not be considered in isolation or as a substitute for financial results reported under IFRS (see “Reconciliations of non-IFRS financial measures to the nearest comparable IFRS measures” in the Form 6-K or presentation slides for more details).

[2]	FX rate of US$1 = S$1.3918 assumed in converting Q2 2021 and Q2 2022 financials from SG dollar to US dollar.

[3]

Adjusted EBITDA represents profit for the period before interest expense, interest income, income tax expense, depreciation expense and equity-settled share-based payment expense incurred in connection with our Performance Share Plan. “Adjusted EBITDA margin” represents Adjusted EBITDA as a percentage of revenue.

[4]

“Adjusted Net Income” represents profit for the period before equity-settled share-based payment expense incurred in connection with our Performance Share Plan, net of any tax impact of such adjustments. “Adjusted Net Income margin” represents Adjusted Net Income as a percentage of revenue.

[5]	“New economy” refers to high growth industries that are on the cutting edge of digital technology and are the driving forces of economic growth.
[6]

Full year 2022 Outlook remains unchanged in Singapore dollars. This equates to US$467m to US$485m, using the FX rate of US$1 = S$1.3918, being the approximate rate in effect as of June 30, 2022. Previously, this was US$480m to US$499m, using the FX rate of US$1 = S$1.3534m, being the approximate rate in effect as of March 31, 2022.

Webcast and Conference Call Information

The TDCX senior management will host a conference call to discuss the second quarter 2022 unaudited financial results.

A live webcast of this conference call will be available on TDCX’s website. Access information on the conference call and webcast is as follows:

Date and time:	August 24, 2022, 8:00 AM (U.S. Eastern Time)
August 24, 2022, 8:00 PM (Singapore / Hong Kong Time)

Webcast link:	https://webinars.on24.com/q4/TDCX_Q2_2022

Dial in numbers:	USA Toll Free: +1 855 2656958 UK Toll Free +44 0 800 0156371

Singapore: +65 3158 0246 Hong Kong: +852 5808 0984

International: +1 718 7058796

A replay of the conference call will be available at TDCX’s investor relations website (investors.tdcx.com). An archived webcast will be available at the same link above.

For enquiries, please contact:

Investors / Analysts: Jason Lim

lim.jason@tdcx.com

Media: Eunice Seow

eunice.seow@tdcx.com

About TDCX INC.

Singapore-headquartered TDCX provides transformative digital CX solutions, enabling world-leading and disruptive brands to acquire new customers, to build customer loyalty and to protect their online communities.

TDCX helps clients achieve their customer experience aspirations by harnessing technology, human intelligence and its global footprint. It serves clients in fintech, gaming, technology, home sharing and travel, digital advertising and social media, streaming and e-commerce. TDCX’s expertise and strong footprint in Asia has made it a trusted partner for clients, particularly high-growth, new economy companies, looking to tap the region’s growth potential.

TDCX’s commitment to delivering positive outcomes for our clients extends to its role as a responsible corporate citizen. Its Corporate Social Responsibility program focuses on positively transforming the lives of its people, its communities and the environment.

TDCX employs more than 16,000 employees across 26 campuses globally, specifically Singapore, Malaysia, Thailand, Philippines, Mainland China, Hong Kong, South Korea, Japan, India, Romania, Spain and Colombia. For more information, please visit www.tdcx.com.

Convenience Translation

The Company’s financial information is stated in Singapore dollars, the legal currency of Singapore. Unless otherwise noted, all translations from Singapore dollars to U.S. dollars and from U.S. dollars to Singapore dollars in this press release were made at a rate of S$1.3918 to US$1.00, the approximate rate in effect as of June 30, 2022. We make no representation that any Singapore dollar or U.S. dollar amount could have been, or could be, converted into U.S. dollars or Singapore dollar, as the case may be, at any particular rate, the rate stated herein, or at all.

Non-IFRS Financial Measure

To supplement our consolidated financial statements, which are prepared and presented in accordance with IFRS, we use the following non-IFRS financial measure to help evaluate our operating performance:

“EBITDA” represents profit for the period before interest expense, interest income, income tax expense and depreciation expense. “EBITDA margin” represents EBITDA as a percentage of revenue. “Adjusted EBITDA” represents profit for the period before interest expense, interest income, income tax expense, depreciation expense and equity-settled share-based payment expense incurred in connection with our Performance Share Plan. “Adjusted EBITDA margin” represents Adjusted EBITDA as a percentage of revenue. We believe that EBITDA, EBITDA margin, Adjusted EBITDA and Adjusted EBITDA margin helps us to identify underlying trends in our operating results, enhancing our understanding of past performance and future prospects.

“Adjusted Net Income” represents profit for the period before equity-settled share-based payment expense incurred in connection with our Performance Share Plan, net of any tax impact of such adjustments. “Adjusted Net Income margin” represents Adjusted Net Income as a percentage of revenue.

The above non-IFRS financial measures have limitations as analytical tools and should not be considered in isolation or construed as an alternative to revenue, net income, or any other measure of performance or as an indicator of our operating performance. The non-IFRS financial measures presented here may not be comparable to similarly titled measures presented by other companies because other companies may calculate similarly titled measures differently. For more information on the non-IFRS financial measures, please see the form 6-K section captioned “Non-IFRS Financial Measures” or the presentation slides.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “predicts,” “intends,” “trends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Among other things, the outlook for the full year, the business outlook and quotations from management in this announcement, as well as the Company’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the performance of TDCX’s largest clients; the successful implementation of its business strategy; its ability to compete effectively; its ability to maintain its pricing, control costs or continue to grow its business; the effects of the novel coronavirus (COVID-19) on its business; the continued service of its founder and certain of its key employees and management; its ability to attract and retain enough highly trained employees; its exposure to various risks in Southeast Asia; its contractual relationship with key clients; clients and prospective clients’ spending on omnichannel CX solutions; its spending on employee salaries and benefits expenses; and its involvement in any disputes, legal, regulatory, and other proceedings arising out of its business operations. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

	For the three months ended June 30,
	2022		2021
	US$’000	S$’000	S$’000
Revenue	116,580	162,256	131,565
Employee benefits expense	(75,704)	(105,365)	(80,672)
Depreciation expense	(6,679)	(9,296)	(9,899)
Rental and maintenance expense	(1,707)	(2,376)	(2,839)
Recruitment expense	(2,541)	(3,536)	(2,534)
Transport and travelling expense	(284)	(395)	(305)
Telecommunication and technology expense	(2,042)	(2,842)	(2,053)
Interest expense	(338)	(471)	(2,826)
Other operating expense	(1,450)	(2,018)	(3,341)
Share of profit from an associate	40	56	18
Interest income	303	422	90
Other operating income	653	909	1,017

Profit before income tax	26,831	37,344	28,221
Income tax expenses	(7,576)	(10,544)	(5,805)

Profit for the period	19,255	26,800	22,416
Item that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	7,001	9,743	(1,041)

Total comprehensive income for the period	26,256	36,543	21,375

Profit attributable to:
- Owners of TDCX Inc.	19,254	26,799	22,416
- Non-controlling interests	1	1	—

	19,255	26,800	22,416

Total comprehensive income attributable to:
- Owners of TDCX Inc.	26,255	36,542	21,375
- Non-controlling interests	1	1	—

	26,256	36,543	21,375

Basic earnings per share (in US$ or S$)(1)	0.13	0.19	0.18
Diluted earnings per share (in US$ or S$)(1)	0.13	0.19	0.18

(1)	Basic and diluted earnings per share

	For the three months ended June 30,
	2022	2021
Weighted average number of ordinary shares for the purposes of basic earnings per share	145,596,995	123,500,000
Weighted average number of ordinary shares for the purposes of diluted earnings per share	145,596,995	123,500,000

The translation of Singapore Dollar amounts into United States Dollar amounts (“USD”) for the unaudited condensed interim consolidated statement of profit or loss and other comprehensive income above are included solely for the convenience of readers outside of Singapore and have been made at the rate of S$1.3918 to US$1.00, the approximate rate of exchange at June 30, 2022. Such translations should not be construed as representations that the Singapore Dollar amounts could be converted into USD at that or any other rate.

Comparison of the Three Months Ended June 30, 2022 and 2021

Revenue. Our revenues increased by 23.3% to S$162.3 million (US$116.6 million) for the three months ended June 30, 2022 from S$131.6 million for the three months ended June 30, 2021 primarily due to a 19.1% increase in revenue from providing omnichannel Customer Experience (“CX”) solutions, and a 54.0% increase in revenues from providing sales and digital marketing services.

•

Our revenues from omnichannel CX solutions increased by 19.1% to S$95.3 million (US$68.5 million) from S$80.0 million for the same period of 2021 primarily due to higher business volumes driven by the expansion of existing campaigns by clients in the fintech and technology verticals. In addition, business volumes of our top two travel and hospitality vertical clients benefited from the gradual recovery from the impact of the COVID-19 pandemic, although the recovery has not reached pre-pandemic levels.

•

Our revenues from sales and digital marketing services increased by 54.0% to S$39.1 million (US$28.1 million) from S$25.4 million for the same period of 2021 primarily due to the expansion of existing campaigns for our key clients in the digital advertising and media vertical.

•

Our revenues from content, trust and safety services increased by 5.9% to S$27.0 million (US$19.4 million) from S$25.5 million for the same period of 2021 primarily due to an increase in business volumes from a client in the travel and hospitality vertical.

•

Our revenues from our other service fees increased by 24.5% to S$0.9 million (US$0.6 million) from S$0.7 million for the same period of 2021 primarily due to higher business volumes from existing clients and higher contribution from new clients.

The following table sets forth our service provided by amount for the three months ended June 30, 2022 and 2021.

	For the three months ended June 30,
	2022		2021
	US$’000	S$’000	S$’000
Revenue by service
Omnichannel CX solutions*	68,490	95,325	80,005
Sales and digital marketing	28,061	39,055	25,357
Content, trust and safety*	19,384	26,979	25,482
Other service fees* #	645	897	721

Total revenue	116,580	162,256	131,565

*

In the second quarter of 2022, we have renamed our “content monitoring and moderation” services as “content, trust and safety” services and reclassified certain of our revenues from our omnichannel CX solution services and our other service fees under content, trust and safety services. Accordingly, we reclassified our segment revenues for all periods presented herein on a comparable basis except where otherwise noted. See “Segment Reclassification” below.

#	Other service fees comprise revenue from other business process services and revenue from other services.

Employee Benefits Expense. Our employee benefits expense increased by 30.6% to S$105.4 million (US$75.7 million) from S$80.7 million for the same period of 2021 due to higher employee count, employee compensation adjustments pursuant to cost of living inflation and the dynamics of the talent markets that we operate in, and share-based payment expense arising from the implementation of our performance share plan in November 2021. Our average number of employees in the second quarter of 2022 increased 23.3% compared to the same period of 2021 as a result of business volumes expansion of current campaigns over the course of 2021 and first quarter of 2022, and staffing requirements of new campaign launches in the second half of 2021 and first quarter of 2022.

Depreciation Expense. Our depreciation expense decreased by 6.1% to S$9.3 million (US$6.7 million) from S$9.9 million for the same period of 2021 primarily due to certain office renovation assets in Singapore, Thailand and Philippines being fully depreciated during the period. These were partially offset by depreciation on capital expenditures invested in new and expansion capacities to support the growth of our business.

Rental and Maintenance Expense. Our rental and maintenance expense decreased by 16.3% to S$2.4 million (US$1.7 million) from S$2.8 million for the same period of 2021 primarily due to the termination of certain co-working space memberships in Japan, pursuant to the relocation of our operations to leased and fitted-out office spaces.

Recruitment Expense. Our recruitment expense increased by 39.5% to S$3.5 million (US$2.5 million) from S$2.5 million for the same period of 2021 primarily due to accelerated hiring activities contributing to higher hiring fees, and increased expenses related to immigration, work permits and onboarding of foreign nationality employees induced by COVID-19-related procedural regulations implemented by governmental authorities of respective countries to support the expansion of campaigns in our Malaysia, Thailand and Japan offices.

Transport and Travelling Expense. Our transport and travelling expense increased by 29.5% to S$0.4 million (US$0.3 million) from S$0.3 million for the same period of 2021 primarily due to more business travel following the opening of borders in many countries.

Telecommunication and Technology Expense. Our telecommunication and technology expense increased by 38.4% to S$2.8 million (US$2.0 million) from S$2.1 million for the same period of 2021 primarily in tandem with business volume expansion of our existing campaigns and new projects’ launches.

Interest Expense. Our interest expense decreased by 83.3% to S$0.5 million (US$0.3 million) from S$2.8 million for the same period of 2021 primarily due to reduced bank borrowings during the period.

Other Operating Expense. Our other operating expense decreased by 39.6% to S$2.0 million (US$1.5 million) from S$3.3 million for the same period of 2021 primarily due to higher foreign exchange gains recognized, offset by increased legal and professional fees.

Share of Profit from an Associate. Our share of profit from an associate was insignificant for the three months ended June 30, 2022 and 2021.

Other Operating Income. Our other operating income decreased by 10.6% to S$0.9 million (US$0.7 million) from S$1.0 million for the same period of 2021 primarily due to a decrease in government grants received by our Singapore subsidiaries in relation to the COVID-19 pandemic.

Profit Before Income Tax. As a result of the foregoing, our profit before income tax increased by 32.3% to S$37.3 million (US$26.8 million) from S$28.2 million for the corresponding period of 2021.

Income Tax Expenses. Our income tax expenses increased by 81.6% to S$10.5 million (US$7.6 million) from S$5.8 million for the same period of 2021. The higher income tax expenses were mainly due to higher taxes from our subsidiary in Malaysia as a result of a one-off “prosperity tax” enacted by the local government for fiscal 2022, suspension of income tax holiday in our subsidiary in the Philippines and higher taxable profits of our subsidiaries in the Philippines and Thailand.

Profit for the Period. As a result of the foregoing, our profit for the period increased by 19.6% to S$26.8 million (US$19.3 million) from S$22.4 million for the same period of 2021.

Share Repurchase Program

On March 14, 2022, we announced that the board of directors had approved a US$30.0 million share repurchase program. The share repurchase program commenced on March 14, 2022. The repurchase program has no expiration date and may be suspended, modified or discontinued at any time without prior notice. We expect to fund repurchases under this program with our existing cash balance.

Our proposed repurchases may be made from time to time on the open market at prevailing market prices, in privately negotiated transactions, in block trades, and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations and its insider trading policy. Our board of directors will review the share repurchase program periodically and may authorize adjustment of its terms and size. We did not make any repurchase of ADSs in the year ended December 31, 2021.

From March 14, 2022 to March 31, 2022, we purchased 106,200 ADSs at a cost of US$1.3 million under our share repurchase program. From April 1, 2022 to June 30, 2022, we purchased 587,123 ADSs at a cost of US$5.5 million. From July 1, 2022 to August 22, 2022, we purchased 352,489 ADSs at a cost of US$3.0 million.

Segment Reclassification

In the second quarter of 2022, we have renamed our “content monitoring and moderation” services as “content, trust and safety” services. The change reflects the industry’s broader view that content moderation services are part of a larger group of services that includes other trust and safety related services and helps enhance our ability to track our performance.

Our content, trust and safety services are comprised of content moderating and monitoring services, trust and safety services and data annotation services. Content moderation and monitoring service involves the review of content submission for violation of terms of use or non-compliant with the specifications and guidelines provided by our clients. Trust and safety services entails our dedicated and trained resources in assisting our clients to verify, detect and prevent incidences fraudulent use of clients’ tools so as to promote users’ confidence in using our clients’ platforms and tools. Data annotation services provided by us serves to support the development of our clients’ efforts in machine learning and automation initiatives and projects.

Revenue for trust and safety related services that were previously classified under omnichannel CX solutions and other service fees respectively, which can currently be reasonably identified and quantified, will now be reported as content, trust and safety services.

The following table sets forth our services provided by amount for the three months ended March 31, 2021, June 30, 2021, September 30, 2021, December 31, 2021 and March 31, 2022.

Before the change

	For the three months ended
S$ ’000	March 31, 2022	December 31, 2021	September 30, 2021	June 30, 2021	March 31, 2021
Revenue by service
Omnichannel CX solutions	93,474	96,074	92,820	82,886	74,802
Sales and digital marketing	35,710	34,632	32,371	25,377	22,338
Content monitoring and moderation	20,917	21,660	21,184	21,382	21,664
Other service fees#	2,322	2,397	2,422	1,920	1,268

Total revenue	152,423	154,763	148,797	131,565	120,072

After the change

	For the three months ended
S$ ’000	March 31, 2022	December 31, 2021	September 30, 2021	June 30, 2021	March 31, 2021
Revenue by service
Omnichannel CX solutions	89,505	92,496	89,320	79,984	72,247
Sales and digital marketing	35,710	34,632	32,371	25,377	22,338
Content, trust and safety	26,408	26,822	26,377	25,482	24,857
Other service fees#	800	813	729	722	630

Total revenue	152,423	154,763	148,797	131,565	120,072

#	Other service fees comprise revenue from other business process services and revenue from other services.

NON-IFRS FINANCIAL MEASURES

EBITDA, EBITDA margin, Adjusted EBITDA, Adjusted EBITDA margin, Adjusted Net Income, Adjusted Net Income margin and Adjusted EPS are non-IFRS financial measures. TDCX monitors EBITDA, EBITDA margin, Adjusted EBITDA, Adjusted EBITDA margin, Adjusted Net Income, Adjusted Net Income margin and Adjusted EPS because they assist the Company in comparing its operating performance on a consistent basis by removing the impact of items not directly resulting from its core operations.

EBITDA, EBITDA margin, Adjusted EBITDA and Adjusted EBITDA margin

“EBITDA” represents profit for the period before interest expense, interest income, income tax expense, and depreciation expense. “EBITDA margin” represents EBITDA as a percentage of revenue. “Adjusted EBITDA” represents profit for the period before interest expense, interest income, income tax expense, depreciation expenses, and equity-settled share-based payment expense incurred in connection with our Performance Share Plan. “Adjusted EBITDA margin” represents Adjusted EBITDA as a percentage of revenue.

	For the three months ended June 30,
	2022			2021
	US$’000	S$’000	Margin	S$’000	Margin
Revenue	116,580	162,256	—	131,565	—
Profit for the period and net profit margin	19,255	26,800	16.5%	22,416	17.0%
Adjustments for:
Depreciation expense	6,679	9,296	5.7%	9,899	7.5%
Income tax expenses	7,576	10,544	6.5%	5,805	4.4%
Interest expense	338	471	0.3%	2,826	2.1%
Interest income	(303)	(422)	(0.3%)	(90)	(0.1%)
EBITDA and EBITDA margin	33,545	46,689	28.8%	40,856	31.1%
Adjustment:
Equity-settled share-based payment expense	2,574	3,582	2.2%	—	—
Adjusted EBITDA and Adjusted EBITDA margin	36,119	50,271	31.0%	40,856	31.1%

	For the six months ended June 30,
	2022			2021
	US$’000	S$’000	Margin	S$’000	Margin
Revenue	226,095	314,679	—	251,637	—
Profit for the period and net profit margin	35,210	49,005	15.6%	44,763	17.8%
Adjustments for:
Depreciation expense	13,545	18,852	6.0%	19,839	7.9%
Income tax expenses	13,147	18,298	5.8%	10,034	4.0%
Interest expense	688	958	0.3%	3,747	1.5%
Interest income	(495)	(689)	(0.2%)	(174)	(0.1%)
EBITDA and EBITDA margin	62,095	86,424	27.5%	78,209	31.1%
Adjustment:
Equity-settled share-based payment expense	8,273	11,515	3.7%	—	—
Adjusted EBITDA and Adjusted EBITDA margin	70,368	97,939	31.1%	78,209	31.1%

Adjusted Net Income and Adjusted Net Income margin

“Adjusted Net Income” represents profit for the period before equity-settled share-based payment expense incurred in connection with our Performance Share Plan, net of any tax impact of such adjustments. “Adjusted Net Income margin” represents Adjusted Net Income as a percentage of revenue.

	For the three months ended June 30,
	2022			2021
	US$’000	S$’000	Margin	S$’000	Margin
Profit for the period and net profit margin	19,255	26,800	16.5%	22,416	17.0%
Adjustment for:
Equity-settled share-based payment expense	2,574	3,582	2.2%	—	—
Adjusted Net Income and Adjusted Net Income margin	21,829	30,382	18.7%	22,416	17.0%

	For the six months ended June 30,
	2022			2021
	US$’000	S$’000	Margin	S$’000	Margin
Profit for the period and net profit margin	35,210	49,005	15.6%	44,763	17.8%
Adjustment for:
Equity-settled share-based payment expense	8,273	11,515	3.7%	—	—
Adjusted Net Income and Adjusted Net Income margin	43,483	60,520	19.2%	44,763	17.8%

Adjusted EPS

“Adjusted EPS” represents earnings available to shareholders excluding the impact of equity-settled share-based payment expense. Adjusted EPS is calculated as earnings available to shareholders excluding the impact of equity-settled share-based payment expense divided by our diluted weighted-average number of shares outstanding.

	For the three months ended June 30,
	2022				2021
	Amount	Per Share	Amount	Per Share	Amount	Per Share
	US$’000	US$	S$’000	S$	S$’000	S$
Earnings available to shareholders and EPS	19,254	0.13	26,799	0.19	22,416	0.18
Adjustments for:
Equity-settled share-based payment expense	2,574	0.02	3,582	0.02	—	—
Earnings available to shareholders after adjustments and Adjusted EPS	21,828	0.15	30,381	0.21	22,416	0.18

	For the six months ended June 30,
	2022				2021
	Amount	Per Share	Amount	Per Share	Amount	Per Share
	US$’000	US$	S$’000	S$	S$’000	S$
Earnings available to shareholders and EPS	35,209	0.24	49,004	0.34	44,763	0.36
Adjustments for:
Equity-settled share-based payment expense	8,273	0.06	11,515	0.08	—	—
Earnings available to shareholders after adjustments and Adjusted EPS	43,482	0.30	60,519	0.42	44,763	0.36

The Company believes that non-IFRS financial measures such as EBITDA, EBITDA margin, Adjusted EBITDA, Adjusted EBITDA margin, Adjusted Net Income, Adjusted Net Income margin and Adjusted EPS help us to identify underlying trends in our operating results, enhancing our understanding of past performance and future prospects.

While the Company believes that the non-IFRS financial measures provide useful information to investors in understanding and evaluating the Company’s results of operations in the same manner as its management, the Company’s use of non-IFRS financial measures have limitations as analytical tools and you should not consider these in isolation or as a substitute for analysis of the Company’s results of operations or financial condition as reported under IFRS.

TDCX’s non-IFRS financial measures do not reflect all items of income and expense that affect the Company’s operations or not represent the residual cash flow available for discretionary expenditures. Further, these non-IFRS measures may differ from the non-IFRS information used by other companies, including peer companies, and therefore their comparability may be limited. The Company compensates for these limitations by reconciling the non-IFRS financial measures to the nearest IFRS performance measure, all of which should be considered when evaluating performance. The Company encourages you to review the company’s financial information in its entirety and not rely on any single financial measure.

The translation of Singapore Dollar amounts into United States Dollar amounts for the unaudited condensed interim consolidated statement of profit or loss and other comprehensive income above are included solely for the convenience of readers outside of Singapore and have been made at the rate of S$1.3918 to US$1.00, the approximate rate of exchange at June 30, 2022. Such translations should not be construed as representations that the Singapore Dollar amounts could be converted into USD at that or any other rate.

UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

	For the six months ended June 30,
	2022		2021
	US$’000	S$’000	S$’000
Revenue	226,095	314,679	251,637
Employee benefits expense	(150,320)	(209,215)	(155,426)
Depreciation expense	(13,545)	(18,852)	(19,839)
Rental and maintenance expense	(3,335)	(4,642)	(5,677)
Recruitment expense	(4,559)	(6,345)	(4,515)
Transport and travelling expense	(420)	(585)	(533)
Telecommunication and technology expense	(3,931)	(5,471)	(3,920)
Interest expense	(688)	(958)	(3,747)
Other operating expense	(3,285)	(4,572)	(6,144)
Share of profit from an associate	53	74	43
Interest income	495	689	174
Other operating income	1,797	2,501	2,744

Profit before income tax	48,357	67,303	54,797
Income tax expenses	(13,147)	(18,298)	(10,034)

Profit for the period	35,210	49,005	44,763
Item that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	6,199	8,627	(1,153)

Total comprehensive income for the period	41,409	57,632	43,610

Profit attributable to:
- Owners of the Group	35,209	49,004	44,763
- Non-controlling interests	1	1	—

	35,210	49,005	44,763

Total comprehensive income attributable to:
- Owners of the Group	41,408	57,631	43,610
- Non-controlling interests	1	1	—

	41,409	57,632	43,610

Basic earnings per share (in US$ or S$) (1)	0.24	0.34	0.36
Diluted earnings per share (in US$ or S$) (1)	0.24	0.34	0.36

(1)	Basic and diluted earnings per share

	For the six months ended June 30,
	2022	2021
Weighted average number of ordinary shares for the purposes of basic earnings per share	145,670,692	123,500,000
Weighted average number of ordinary shares for the purposes of diluted earnings per share	145,670,692	123,500,000

The translation of Singapore Dollar amounts into United States Dollar amounts (“USD”) for the unaudited condensed interim consolidated statement of profit or loss and other comprehensive income above are included solely for the convenience of readers outside of Singapore and have been made at the rate of S$1.3918 to US$1.00, the approximate rate of exchange at June 30, 2022. Such translations should not be construed as representations that the Singapore Dollar amounts could be converted into USD at that or any other rate.

UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENT OF FINANCIAL POSITION

	As of June 30, 2022		As of December 31, 2021
	US$’000	S$’000	S$’000
ASSETS
Current assets
Cash and cash equivalents	276,329	384,595	313,147
Fixed and pledged deposits	4,880	6,792	8,860
Trade receivables	48,786	67,900	92,561
Contract assets	40,142	55,869	49,365
Other receivables	10,412	14,492	13,220
Financial assets measured at fair value through profit or loss	19,436	27,051	23,983
Income tax receivable	37	51	17

Total current assets	400,022	556,750	501,153

Non-current assets
Pledged deposits	432	601	456
Other receivables	3,366	4,685	4,771
Plant and equipment	25,312	35,229	39,709
Right-of-use assets	23,219	32,316	33,160
Deferred tax assets	1,556	2,166	1,943
Investment in an associate	282	392	318

Total non-current assets	54,167	75,389	80,357

Total assets	454,189	632,139	581,510

LIABILITIES AND EQUITY
Current liabilities
Other payables	32,560	45,317	39,096
Bank loans	2,935	4,085	13,847
Lease liabilities	11,122	15,480	14,550
Provision for reinstatement cost	2,546	3,544	3,663
Income tax payable	14,350	19,973	14,715

Total current liabilities	63,513	88,399	85,871

Non-current liabilities
Bank loans	—	—	2,963
Lease liabilities	14,159	19,707	21,361
Provision for reinstatement cost	2,962	4,122	4,384
Defined benefit obligation	1,481	2,061	1,718
Deferred tax liabilities	1,367	1,902	1,507

Total non-current liabilities	19,969	27,792	31,933

Capital, reserves and non-controlling interests
Share capital	14	19	19
Reserves	165,569	230,437	227,181
Retained earnings	205,109	285,471	236,486

Equity attributable to owners of the Group	370,692	515,927	463,686
Non-controlling interests	15	21	20

Total equity	370,707	515,948	463,706

Total liabilities and equity	454,189	632,139	581,510

The translation of Singapore Dollar amounts into United States Dollar amounts for the unaudited condensed interim consolidated statement of financial position above are included solely for the convenience of readers outside of Singapore and have been made at the rate of S$1.3918 to US$1.00, the approximate rate of exchange at June 30, 2022. Such translations should not be construed as representations that the Singapore Dollar amounts could be converted into USD at that or any other rate.

UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS

	For the six months ended June 30,
	2022		2021
	US$’000	S$’000	S$’000
Operating activities
Profit before income tax	48,357	67,303	54,797
Adjustments for:
Depreciation expense	13,545	18,852	19,839
Gain on early termination of right-of-use assets	(1)	(1)	(85)
Equity-settled share-based payment expense	8,273	11,515	—
Provision for reinstatement cost	(31)	(43)	—
Bank loan transaction cost	20	28	246
Interest income	(495)	(689)	(174)
Interest expense	688	958	3,747
Retirement benefit service cost	274	382	313
(Gain) / Loss on disposal of plant and equipment	(1)	(1)	13
Share of profit from an associate	(53)	(74)	(43)

Operating cash flows before movements in working capital	70,576	98,230	78,653

Trade receivables	16,215	22,568	(10,194)
Contract assets	(5,813)	(8,091)	(4,786)
Other receivables	(2,926)	(4,072)	1,170
Other payables	6,747	9,391	181

Cash generated from operations	84,799	118,026	65,024

Interest received	495	689	174
Income tax paid	(9,181)	(12,778)	(11,697)
Income tax refunded	—	—	4

Net cash from operating activities	76,113	105,937	53,505

Investing activities
Purchase of plant and equipment	(5,004)	(6,965)	(16,054)
Proceeds from sales of plant and equipment	1	2	47
Decrease in fixed deposits	1,244	1,732	—
Increase in pledged deposits	—	—	(12)
Dividend income from an associate	—	—	13

Net cash used in investing activities	(3,759)	(5,231)	(16,006)

Financing activities
Dividends paid	—	—	(177)
Drawdown of bank loan	—	—	252,651
Distribution to founder	—	—	(252,032)
Repayment of lease liabilities	(6,734)	(9,373)	(9,915)
Interest paid	(135)	(188)	(2,673)
Repayment of bank loan	(9,136)	(12,716)	(3,410)
Repurchase of American Depositary Shares	(6,729)	(9,366)	—
Proceeds from issuance of shares	—	—	16

Net cash used in financing activities	(22,734)	(31,643)	(15,540)

Net increase in cash and cash equivalents	49,620	69,063	21,959
Effect of foreign exchange rate changes on cash held in foreign currencies	1,715	2,385	(604)
Cash and cash equivalents at beginning of period	224,994	313,147	59,807

Cash and cash equivalents at end of period	276,329	384,595	81,162

The translation of Singapore Dollar amounts into United States Dollar amounts for the unaudited condensed interim consolidated statement of cash flows above are included solely for the convenience of readers outside of Singapore and have been made at the rate of S$1.3918 to US$1.00, the approximate rate of exchange at June 30, 2022. Such translations should not be construed as representations that the Singapore Dollar amounts could be converted into USD at that or any other rate.